UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Turnstone Biologics Corp.

(Name of Subject Company)

Turnstone Biologics Corp.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90042W100

(CUSIP Number of Class of Securities)

Sammy Farah, M.B.A., Ph.D.

President and Chief Executive Officer

Turnstone Biologics Corp.

9310 Athena Circle, Suite 300

La Jolla, California 92037

(347) 897-5988

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Divakar Gupta

Rama Padmanabhan

Courtney Tygesson

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) previously filed by Turnstone Biologics Corp., a Delaware corporation (“Turnstone” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2025, relating to the Tender Offer Statement on Schedule TO filed by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”), with the SEC on July 11, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer to acquire all of the outstanding shares of common stock, par value $0.001 per share (“Turnstone Common Stock,” and shares of Turnstone Common Stock, “Shares”), of Turnstone for (A) $0.34 per Share in cash (the “Cash Amount”), payable subject to any applicable tax withholding and without interest, plus (B) one non-transferable contractual contingent value right per Share which represents the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement (the “CVR Agreement” and such amount, the “CVR Amount”), subject to any applicable tax withholding and without interest (a “CVR,” and each CVR Amount together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 11, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence in the section captioned “—Arrangements Between Turnstone and its Executive Officers, Directors and Affiliates—Employment Arrangements and Change in Control and Severance Benefits Under Existing Relationships—Separation Agreements” on page 8 in its entirety with the following:

The foregoing summary and description of the material terms of the Separation Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Separation Agreements, which are filed as Exhibit (e)(12) and Exhibit (e)(13) hereto and are incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(12)	Separation and Consulting Agreement, dated July 17, 2025, between Turnstone and Sammy Farah, M.B.A., Ph.D. (incorporated herein by reference to Exhibit 10.2 to Turnstone’s Current Report on Form 8-K/A filed with the SEC on July 17, 2025).

(e)(13)	Separation and Consulting Agreement, dated July 11, 2025, between Turnstone and Saryah Azmat (incorporated herein by reference to Exhibit 10.3 to Turnstone’s Current Report on Form 8-K/A filed with the SEC on July 17, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2025

TURNSTONE BIOLOGICS CORP.

By:	/s/ Sammy Farah
Sammy Farah
President and Chief Executive Officer